Exhibit 99.3

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

Date of Report: March 4, 2020

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected the performance of Maverix Metals Inc. and its subsidiaries (collectively “Maverix”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019 and related notes thereto (the “Consolidated Financial Statements”) which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”). The Consolidated Financial Statements are available under Maverix’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts in this MD&A are expressed in Canadian dollars (“CAD”), unless identified otherwise.

Table of Contents

Description of the Business	3

Highlights and Key Accomplishments During the Year Ended December 31, 2019	3

Outlook for 2020	5

Portfolio of Royalty, Stream and Other Interests Owned by Maverix at December 31, 2019	5

Summary of Annual Results	7

Summary of Quarterly Results	10

Non-IFRS and Other Measures	14

Liquidity and Capital Resources	15

Off-Balance Sheet Arrangements	17

Related Party Transactions	17

Critical Accounting Estimates and Judgements	17

Financial Instruments	18

Outstanding Share Data	19

Risks and Uncertainties	19

Disclosure Controls and Procedures	20

Internal Controls Over Financial Reporting	20

Forward-Looking Statements and Technical Information	21

Description of the Business

Maverix is a resource-based company that seeks to acquire and manage royalties and metal purchase agreements (“Streams”) on projects that are in an advanced stage of development or on operating mines producing precious or other metals. Royalty interests (“Royalty” or collectively, “Royalties”) are non-operating interests in mining projects that provide Maverix with the right to a percentage of the gross revenue from the metals produced from the project (a Gross Revenue Royalty (“GRR”) or after deducting specified costs (a Net Smelter Returns (“NSR”) royalty). Under a Stream interest, Maverix makes an upfront payment to acquire the Stream and then receives the right to purchase, at a fixed or variable price per unit based on the spot price of the precious or other metal, a percentage of a mine’s production for a specified period or for the life of the mine.

The Company’s business strategy is to acquire existing Royalty and Stream interests, or to finance production or development stage projects in exchange for Royalty or Stream interests. In the ordinary course of business, Maverix engages in a continual review of opportunities to acquire existing Royalty or Stream interests, to establish new Royalties or Streams on operating mines, to create new Royalty or Stream interests through the financing of mine development or exploration, or to acquire companies that hold Royalty and Stream interests. The Company currently has over 100 Royalties and Streams, of which 13 of the underlying mines are paying, excluding royalty payments from industrial minerals and power assets.

Highlights and Key Accomplishments During the Year Ended December 31, 2019

Financial and Operating:

•	Record revenue of $44.7 million for the year ended December 31, 2019;

•	Record total attributable gold equivalent ounces produced of 26,668[1] ounces for the year ended December 31, 2019;

•	Record total attributable gold equivalent ounces sold of 24,021[1] for the year ended December 31, 2019;

•	Record operating cash flow of $27.7 million for the year ended December 31, 2019;

•	Cash operating margin of $1,645[1] per attributable gold equivalent ounce sold for the year ended December 31, 2019;

•	Average cash cost per attributable gold equivalent ounce sold for the year ended December 31, 2019 of $217[1];

•	Adjusted net income for the year ended December 31, 2019 of $9.2[1] million; and

•	Net loss for the year ended December 31, 2019 of $10.2 million as a result of a non-cash impairment of $18.9 million on the Amulsar project.

Strategic:

Acquisition of Significant Royalty Portfolio

In December 2019, the Company completed the acquisition of a portfolio of over 20 precious metals royalties (the “Kinross Portfolio”) from Kinross Gold Corporation (“Kinross”) (the “Transaction”). As consideration for the Transaction, the Company issued 11.2 million common shares and made a cash payment of $32.8 million (US$25.0 million). Certain Royalties in the Kinross Portfolio were subject to restrictions on transfer, which included rights of first refusal (“ROFR”). Brett Resources Inc., a subsidiary of Agnico Eagle Mines Limited (collectively “Agnico Eagle”) exercised its ROFR on the sale of the 2% NSR royalty on the Hammond Reef project in accordance with the terms of the royalty agreement between Agnico Eagle and Kinross. As a result of the ROFR exercise, the Company received a cash payment of US$12.0 million subsequent to December 31, 2019.

1 Refer to section on non-IFRS and other measures of this MD&A.

The acquisition of the Kinross Portfolio provides:

•	Increased Scale and Asset Diversification: The Kinross Portfolio consists of predominantly gold assets located in seven (7) different countries globally, ranging from production to exploration stage. The Transaction increased the Company’s total asset portfolio to over 100 Royalties and Streams and increased the Company’s exposure to assets containing significant measured and indicated gold resources;

•	Strong Counterparties: Royalty counterparties include Barrick Gold Corporation (“Barrick Gold”), Polymetal International plc (“Polymetal”), Yamana Gold Inc. (“Yamana Gold”), Coeur Mining Inc. (“Coeur”), and Integra Resources Corp. (“Integra Resources”);

•	Future Development and Optionality with Significant Future Cash Flow Potential: There are several royalties on projects that are in the project evaluation and development stages that could meaningfully contribute to cash flow in the medium-term. In addition, a number of the royalties are on assets with large gold mineral inventories, many of which are being advanced through various stages of development; and

•	New Supportive Shareholder: Kinross, one of the world’s leading gold mining companies with a market capitalization of approximately US$7 billion, owns approximately 9.4% of the issued and outstanding shares of the Company, joining Newmont Corporation (“Newmont”) and Pan American Silver Corp. (“Pan American”) as significant and supportive shareholders of Maverix. Kinross will provide Maverix with the opportunity to make an offer to acquire Royalties or Streams which Kinross may contemplate selling or creating in the future.

Additional Royalty on Hope Bay

In August 2019, Maverix entered into an agreement to purchase an additional 1.5% NSR royalty on the Hope Bay mine in Nunavut, Canada, owned and operated by TMAC Resources Inc. (“TMAC”) for a cash payment of $53.0 million (US$40.0 million) (the “Additional Royalty”). Upon closing of the transaction, Maverix owned a combined 2.5% NSR royalty on Hope Bay. Maverix is also entitled to receive an additional 0.25% NSR royalty (the “Bonus Royalty”) until certain conditions with respect to the Additional Royalty are satisfied.

TMAC has the right to buy back 100% of the Additional Royalty for a cash payment of US$50.0 million in the event of a change of control transaction of TMAC (as defined in the agreement) that is announced prior to June 30, 2021. TMAC also has the right to buy back 0.5% of the Additional Royalty after June 30, 2021 for a cash payment of US$15.0 million.

El Mochito Stream

In March 2019, the Company entered into an agreement to acquire 22.5% of the silver produced from the El Mochito mine (the “El Mochito Stream”), owned and operated by Ascendant Resources Inc. (“Ascendant”). As consideration for the El Mochito Stream, Maverix made an upfront cash payment of $10.3 million (US$7.5 million). If certain production milestones are met, the El Mochito Stream percentage will decrease from 22.5% to 20% for the remaining life of the mine. Maverix will make ongoing cash payments to Ascendant equal to 25% of the spot price of silver for each ounce delivered. The El Mochito Mine is 100% owned by Ascendant and is located in western Honduras.

US$120 Million Revolving Credit Facility

The Company amended and increased its revolving credit agreement to borrow up to US$120.0 million from a syndicate of banks including Canadian Imperial Bank of Commerce, National Bank of Canada and the Bank of Nova Scotia (the “Revolving Facility”). Amounts drawn on the amended Revolving Facility are subject to interest at LIBOR plus 2.00% to 3.00% per annum, and the undrawn portion is subject to a standby fee of 0.45% to 0.675% per annum, both of which are dependent on the Company's leverage ratio (as defined in the Revolving Facility credit agreement filed under the Company’s profile on SEDAR at www.sedar.com).

NYSE American and TSX Listings

In June 2019, the Company’s common shares started trading on the New York Stock Exchange American (“NYSE American”) and the Toronto Stock Exchange (“TSX”) under the ticker symbol “MMX”. Concurrent with the commencement of the trading on the NYSE American and TSX, the Company’s common shares ceased to be quoted on the OTCQX and its shares were delisted from the TSX Venture Exchange.

In May 2019, the Company consolidated its issued and outstanding common shares on the basis of two (2) pre-consolidation common shares for each one (1) post-consolidation common share (the “Share Consolidation”). As a result of the Share Consolidation, the 215,896,670 pre-consolidation shares were consolidated to 107,948,351 post-consolidation shares. The exercise price and the number of common shares issuable under the Company’s stock option plan and share purchase warrants were proportionately adjusted based on the ratio of the Share Consolidation. All comparative information has been adjusted to reflect the Share Consolidation.

Inaugural Quarterly Dividend Declared

On November 13, 2019, the Company announced as part of its long-term strategy to maximize shareholder value, the Board of Directors declared a dividend of US$0.01 per common share. The dividend was paid on January 15, 2020 to shareholders of record as at the close of business on December 31, 2019.

Amulsar Royalty Impairment

In December 2019, Lydian International Limited (“Lydian”) announced it was granted creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”) in order to possibly restructure its business and affairs. The CCAA filing, amongst other facts and circumstances, were considered indicators of impairment. As a result of the Company’s review of the circumstances specific to its royalty payment agreement with Lydian, the Company recorded an impairment of $18.9 million. The Company will continue to monitor the CCAA filing and will reserve its rights and available remedies in respect of its interest in the royalty payment agreement.

Outlook for 20201

In 2020, Maverix expects 27,000 to 30,000 attributable gold equivalent ounces1 with approximately 97% of expected revenue derived from gold and silver.

Effective January 1, 2020, the Company intends to change its presentation currency from CAD to the United States dollar (“USD”). The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded precious metals royalty and streaming companies. The Company will apply the change to USD presentation currency retrospectively and restate the comparative financial information as if the new presentation currency had always been the Company’s presentation currency. All amounts in this MD&A are expressed in CAD, unless identified otherwise.

Portfolio of Royalty, Stream and Other Interests Owned by Maverix at December 31, 2019

As at December 31, 2019, the Company owned over 100 Royalties, Streams and other interests. Thirteen of the Royalties and Streams are paying, including five in Australia, one in Canada, two in Mexico, two in the United States and one in each of Honduras, Burkina Faso and Russia. In addition, the Company owns a number of Royalties and Streams on development and exploration/evaluation stage projects in North America, South America, and Australia, amongst others. The Company uses “evaluation stage” to describe exploration stage properties that contain mineralized material and on which operators are engaged in the search for reserves. We do not conduct mining operations on the properties in which we hold Royalty and Stream interests, and we are not required to contribute to capital costs, exploration costs, environmental costs or other operating costs on those properties.

1 Statements made in this section contain forward-looking information. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com.

Primary Properties:

The following table summarizes the Streams that Maverix owns:

Asset	Location	Operator	Status	MMX Attributable Production	MMX Purchase Price
La Colorada	Mexico	Pan American	Paying	100% of gold	Lesser of (i) US$650 per ounce and (ii) spot price
Moss	USA	Northern Vertex	Paying	100% of silver(1)	20% of silver spot price
El Mochito	Honduras	Ascendant Resources	Paying	22.5% of silver(2)	25% of silver spot price
La Bolsa	Mexico	Pan American	Development	5% of gold	Lesser of (i) US$450 per ounce and (ii) spot price

(1) After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.

(2) If 3.0 million ounces are delivered to Maverix prior to April 1, 2022, Maverix’s silver purchase entitlement will be 20% of life of mine silver production.

The following table summarizes the main Royalty interests that Maverix owns either directly, or indirectly through one of its subsidiaries:

Asset	Location	Operator	Status	Royalty Interest
Hope Bay	Canada	TMAC	Paying	2.5% + 0.25%(1) NSR Royalty
Beta Hunt	Australia	RNC Minerals (“RNC”)	Paying	6.0% GRR, and 1.5% NSR Royalties on all Gold production, and; 1.5% total NSR Royalties on all Nickel production
Karma	Burkina Faso	Endeavour Mining Corporation	Paying	2.0% NSR Royalty
Florida Canyon	USA	Alio Gold Inc.	Paying	3.0% NSR Royalty
Omolon	Russia	Polymetal	Paying	2.0% GRR Royalty
Mt. Carlton	Australia	Evolution Mining Ltd.	Paying	2.5% NSR Royalty
Vivien	Australia	Ramelius Resources Ltd.	Paying	3.5% GRR
San Jose (Taviche Oeste)	Mexico	Fortuna Silver Mines Inc.	Paying	1.5% NSR Royalty on production from the Taviche Oeste concessions
Moose River Consolidated (Touquoy)	Canada	St Barbara Limited	Paying	1.0% NSR Royalty on the Touquoy deposit
Silvertip	Canada	Coeur	Development	2.5% NSR Royalty
Converse	USA	Waterton Global Resource Management	Development	5.0% NSR Royalty
Goldfield (Gemfield)	USA	Waterton Global Resource Management	Development	5.0% NSR Royalty on the Gemfield deposit
McCoy-Cove	USA	Premier Gold Mines Ltd. and Barrick Gold	Development	3.5% NSR Royalty(2)
DeLamar (DeLamar)	USA	Integra Resources	Development	2.5% NSR Royalty
Cerro Casale	Chile	Barrick Gold	Development	1.25% GRR on 25% of Revenues(3)
Monument Bay	Canada	Yamana Gold	Advanced Exploration	1.5% NSR Royalty

(1) Until 1.5% NSR royalty interest is registered against the underlying property.

(2) 2.0% of the NSR royalty only covers a portion of the deposit.

(3) Royalty commences after US$10M payable under the agreement.

Summary of Annual Results

Year Ended (in thousands, except for Attributable Gold Equivalent ounce and per share amounts)	December 31, 2019	December 31, 2018	December 31, 2017
Statement of (Loss) Income and Comprehensive (Loss) Income
Royalty revenue	$28,922	$27,361	$15,664
Sales	15,810	6,690	3,859
Total revenue	44,732	34,051	19,523
Cash flow from operating activities	27,674	22,792	6,784
Net (loss) income	(10,178)	2,711	2,683
Basic (loss) earnings per share	(0.09)	0.03	0.03
Diluted (loss) earnings per share	(0.09)	0.03	0.03
Dividends declared per share	$0.01	$0.00	$0.00

Non-IFRS and Other Measures[1]
Adjusted net income	$9,228	$3,480	$3,082
Adjusted basic earnings per share	$0.09	$0.02	$0.02
Total Attributable Gold Equivalent ounces produced[2]	26,668	21,044	13,992
Total Attributable Gold Equivalent ounces sold	24,021	20,886	11,965
Average realized gold price per Total Attributable Gold Equivalent ounce sold	$1,862	$1,630	$1,632
Average cash cost per Total Attributable Gold Equivalent ounce sold	217	162	166
Cash flow from operating activities, excluding changes in non-cash working capital	$31,336	$24,495	$14,638

Statement of Financial Position
Total assets	$409,299	$293,579	$152,643
Total non-current liabilities	$89,617	$16,780	$15,927

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

For the year ended December 31, 2019, net loss and cash flow from operations were $10.2 million and $27.7 million, respectively, compared with a net income and cash flow from operations of $2.7 million and $22.8 million for the year ended December 31, 2018. The change is attributable to a combination of factors including:

•	The Company acquired the paying El Mochito Stream in March 2019, which provided $4.8 million in sales and cash flows from operations of $3.7 million after deducting the cost of acquiring the silver;

•	The Company acquired a 100% silver Stream on the paying Moss mine in December 2018, which provided an increase in both sales and cash flows of $3.9 million and $3.1 million in 2019, respectively;

•	An increase in royalty income from Hope Bay compared with 2018 due to the full year of royalty revenue included for the 1% NSR royalty acquired in June 2018 and the Additional Royalty and Bonus Royalty acquired in August 2019, resulting in an increase of royalty income of $2.4 million and cash flows from operations of $1.4 million;

•	The acquisition of the Kinross Portfolio in December 2019 provided $0.7 million in royalty revenue from the Omolon mine;

•	The ramp up of the Silvertip mine and declaration of commercial production in September 2018, resulting in an increase in royalty revenue of $0.9 million; and

•	A decrease in finance expense from the prior period of $0.4 million. During the year ended December 31, 2018, there was an acceleration of accretion expense due to the early repayment of the previously outstanding US$20.0 million CEF Facility.

1 Refer to section on non-IFRS and other measures of this MD&A.

2 Represents the Company’s entitlements under its Royalty and Stream agreements to the gold equivalent ounces of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Silver production is converted to an attributable gold equivalent ounce produced basis by multiplying the attributable silver production at the underlying operation by the LBMA Silver Price for the same respective period and then dividing by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. Production figures are based on information provided by the operators of the mining operations to which the silver and gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received. Ounces produced exclude silver ounces to be delivered under the minimum required ratio of silver to actual gold production from the Company’s Moss silver stream.

Partially offset by:

•	A decrease in Beta Hunt royalty income of $1.9 million for the year ended December 31, 2019, due to the temporary suspension of bulk mining production at the Beta Hunt mine after the discovery of the Father’s Day Vein. RNC temporarily suspended bulk mining to focus on exploration and delineation of the high-grade gold mineralization, but began ramping up production during the second half of 2019. Due to the timing of collecting a portion of royalty revenue from RNC, cash flow from operations increased by $0.4 million for the year ended December 31, 2019;

•	Net income and cash flow were reduced by $1.0 million and $1.2 million, respectively, from the Moose River NSR royalty decreasing from 2% to 1% from the buy-back rights within the royalty agreement. There are no further buy-back rights remaining on the 1% NSR royalty;

•	Net income and cash flow from operations were reduced by $1.8 million from the cost of acquiring more gold and silver under the Company’s Stream agreements with respect to increased sales;

•	Net income and cash flow from operations were reduced by an increase in general and administrative expenses of $2.6 million which includes $0.4 million of one-time initial listing costs for the NYSE American and TSX. The remaining increase is a result of increased administrative and corporate development expenses to acquire and then manage the Company’s growing portfolio of assets;

•	Net income reduced by an increase in share-based compensation of $0.6 million due to an increase in share-based compensation grants during the year; and

•	Net income was reduced from the recognition of a non-cash impairment of $18.9 million on its Amulsar royalty interest.

For the year ended December 31, 2019, total revenue was $44.7 million and Attributable Gold Equivalent ounces sold were 24,0211 compared with total revenue of $34.1 million and Attributable Gold Equivalent ounces sold of 20,8861 for the year ended December 31, 2018.

The following tables summarize the Company’s total revenues and Attributable Gold Equivalent ounces produced and sold for the year ended December 31, 2019 and 2018:

	Year Ended December 31, 2019				Year Ended December 31, 2018
(in thousands, except for Attributable Gold Equivalent ounce amounts)	Royalty Revenue	Sales	Attributable Gold Equivalent ounces Produced	Attributable Gold Equivalent ounces Sold[1]	Royalty Revenue	Sales	Attributable Gold Equivalent ounces Produced	Attributable Gold Equivalent ounces Sold[1]
	$	$	Ounces	Ounces	$	$	Ounces	Ounces
Beta Hunt	6,350	-	3,830	3,353	8,264	-	4,673	5,087
El Mochito	-	4,812	3,524	2,579	-	-	-	-
Florida Canyon	2,787	-	1,377	1,492	1,930	-	1,552	1,173
Hope Bay	4,145	-	2,250	2,208	1,770	-	1,110	1,081
Karma	3,058	-	1,643	1,647	3,015	-	2,174	1,837
La Colorada	-	6,921	4,279	3,758	-	6,486	3,787	3,968
Moose River	1,492	-	941	807	2,577	-	1,485	1,573
Moss	-	4,077	2,300	2,152	-	204	250	126
Mt. Carlton	3,902	-	2,249	2,137	4,334	-	2,835	2,640
Omolon	746		847	381	-	-	-	-
San Jose	1,952	-	795	1,061	1,624	-	783	991
Silvertip	1,248	-	833	684	349	-	216	216
Vivien	2,746	-	1,490	1,497	2,624	-	1,558	1,592
Other	496	-	310	265	874	-	620	602
Consolidated total	28,922	15,810	26,668	24,021	27,361	6,690	21,044	20,886

1 Refer to section on non-IFRS and other measures of this MD&A.

Summary of Quarterly Results

Quarter Ended (in thousands, except for Attributable Gold Equivalent ounce and per share amounts)	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Statement of (Loss) Income and Comprehensive (Loss) Income
Royalty revenue	$8,910	$8,560	$5,909	$5,543
Sales	4,968	5,412	3,437	1,993
Total revenue	13,878	13,972	9,346	7,536
Cash flow from operating activities	9,717	8,000	7,067	2,890
Net (loss) income	(14,925)	2,389	819	1,539
Basic (loss) earnings per share	(0.14)	0.02	0.01	0.01
Diluted (loss) earnings per share	(0.14)	0.02	0.01	0.01
Dividends declared per share	$0.01	$0.00	$0.00	$0.00

Non-IFRS and Other Measures[1]
Adjusted net income	$3,982	$2,380	$1,108	$1,758
Adjusted basic earnings per share	$0.04	$0.02	$0.01	$0.01
Total Attributable Gold Equivalent ounces produced	7,817	7,162	6,425	5,264
Total Attributable Gold Equivalent ounces sold	7,096	7,208	5,359	4,358
Average realized gold price per Total Attributable Gold Equivalent ounce sold	$1,956	$1,938	$1,744	$1,729
Average cash cost per Total Attributable Gold Equivalent ounce sold	226	223	208	202
Cash flow from operating activities, excluding changes in non-cash working capital	$10,577	$10,158	$5,387	$5,214
Statement of Financial Position
Total assets	$409,299	$341,318	$284,068	$294,670
Total non-current liabilities	$89,617	$67,736	$16,575	$22,679

Quarter Ended (in thousands, except for Attributable Gold Equivalent ounce and per share amounts)	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
Statement of Income (Loss) and Comprehensive Income (Loss)
Royalty revenue	$7,126	$7,882	$6,582	$5,771
Sales	1,877	1,921	1,897	995
Total revenue	9,003	9,803	8,479	6,766
Cash flow from operating activities	11,081	4,808	3,497	3,406
Net income (loss)	1,145	819	(458)	1,205
Basic earnings (loss) per share	0.01	0.01	(0.01)	0.02
Diluted earnings (loss) per share	0.01	0.01	(0.01)	0.01
Dividends declared per share	$0.00	$0.00	$0.00	$0.00

Non-IFRS and Other Measures[1]
Adjusted net income	$694	$1,284	$376	$1,126
Adjusted basic earnings per share	$0.00	$0.01	$0.00	$0.01
Total Attributable Gold Equivalent ounces produced	5,176	6,643	4,975	4,250
Total Attributable Gold Equivalent ounces sold	5,650	6,195	5,002	4,284
Average realized gold price per Total Attributable Gold Equivalent ounce sold	$1,593	$1,582	$1,690	$1,681
Average cash cost per Total Attributable Gold Equivalent ounce sold	164	167	186	121
Cash flow from operating activities, excluding changes in non-cash working capital	$6,988	$6,698	$5,432	$5,377
Statement of Financial Position
Total assets	$293,579	$266,969	$287,257	$158,821
Total non-current liabilities	$16,780	$7,120	$25,861	$12,301

Changes in sales, net income and cash flow from operating activities from quarter to quarter are affected primarily by fluctuations in production at the underlying mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Royalties and Streams and the commencement of operations of mines under construction. For more information, refer to the quarterly commentary below.

Three Months Ended December 31, 2019 Compared to the Three Months Ended December 31, 2018

For the three months ended December 31, 2019, net loss and cash flow from operations were $14.9 million and $9.7 million, respectively, compared with net income and cash flow from operations of $1.1 million and $11.1 million for the three months ended December 31, 2018. The decrease in net income and cash flow were attributable to a combination of factors including:

•	The Company acquired the paying El Mochito Stream in March 2019, which provided $1.2 million in sales and cash flows from operations of $0.9 million after deducting the cost of acquiring the silver;

•	The Company acquired a 100% silver stream on the paying Moss mine in December 2018, which provided an increase in both sales and cash flows from $1.2 million and $1.0 million in 2019, respectively;

•	In August 2019, the Company acquired the Additional Royalty and Bonus Royalty on the Hope Bay mine, resulting in an increase in both royalty revenue and cash flows of $0.6 million and $0.3 million, respectively;

•	The acquisition of the Kinross Portfolio in December 2019 provided one month of royalty revenue of $0.7 million from the Omolon mine; and

•	Increase in royalty income from Florida Canyon from the settlement of clarifying certain allowable deductions under the royalty agreement resulting in a one-time increase in royalty revenue of $0.6 million.

1 Refer to section on non-IFRS and other measures of this MD&A.

Partially offset by:

•	The Company recognized an impairment charge of $18.9 million related to our royalty interest on the Amulsar project operated by Lydian;

•	Both net income and cash flow from operations were reduced by $0.7 million from the cost of acquiring more gold and silver under the Company’s Stream agreements with respect to increased sales;

•	Both net income and cash flow from operations were reduced by an increase in general and administrative expenses of $0.6 million due to the increase in general and administrative and corporate development expenses of the Company to acquire and then manage its growing portfolio of assets;

•	Net income was reduced by an increase in finance expense of $0.7 million due to an increase in drawn and available amounts under the Company’s Revolving Facility; and

•	Net income reduced by an increase in share based compensation of $0.2 million due to an increase in share-based compensation grants during the year.

For the three months ended December 31, 2019, total revenue was $13.9 million and Attributable Gold Equivalent ounces sold were 7,0961 compared with total revenue of $9.0 million and Attributable Gold Equivalent ounces sold of 5,6501 for the three months ended December 31, 2018.

The following tables summarize the Company’s total revenues and Attributable Gold Equivalent ounces produced and sold for the three months ended December 31, 2019 and 2018:

	Three months ended December 31, 2019				Three months ended December 31, 2018
(in thousands, except for Attributable Gold Equivalent ounce amounts)	Royalty Revenue	Sales	Attributable Gold Equivalent ounces Produced	Attributable Gold Equivalent ounces Sold[1]	Royalty Revenue	Sales	Attributable Gold Equivalent ounces Produced	Attributable Gold Equivalent ounces Sold[1]
	$	$	Ounces	Ounces	$	$	Ounces	Ounces
Beta Hunt	2,455	-	1,228	1,255	2,698	-	628	1,668
El Mochito	-	1,236	1,036	632	-	-	-	-
Florida Canyon	1,291	-	291	660	510	-	423	315
Hope Bay	1,078	-	678	551	509	-	341	314
Karma	968	-	398	495	912	-	669	563
La Colorada	-	2,303	1,280	1,178	-	1,673	995	1,037
Moose River	366	-	291	187	399	-	225	247
Moss	-	1,429	688	731	-	204	250	126
Mt. Carlton	532	-	279	273	897	-	843	554
Omolon	746	-	847	381	-	-		-
San Jose	471	-	190	241	336	-	167	207
Silvertip	237	-	220	121	189	-	116	116
Vivien	528	-	270	270	557	-	346	348
Other	238	-	121	121	119	-	172	155
Consolidated total	8,910	4,968	7,817	7,096	7,126	1,877	5,176	5,650

1 Refer to section on non-IFRS and other measures of this MD&A.

For the Three Months Ended December 31, 2019 Compared to Other Quarters Presented

When comparing net loss of $14.9 million and cash flow from operations of $9.7 million for the three months ended December 31, 2019 with net income (loss) and operating cash flows for other quarters presented in the summary of quarterly results above, the following items impact comparability of the analysis:

•	The Company recognized a non-cash impairment of $18.9 million on its Amulsar royalty interest;

•	RNC discovered the Father’s Day Vein, resulting in the Company recognizing royalty revenue of $3.1 million and $2.7 million for the three months ended September 30, 2018 and December 31, 2018, respectively. Subsequent to the discovery of the Father’s Day Vein, RNC announced the temporary suspension of bulk mining to focus on exploration and delineation drilling as previously discussed;

•	The Company acquired a number of additional cash flowing royalties in April and November of 2017, the Newmont Portfolio in June 2018, silver streams on the Moss mine in December 2018 and the El Mochito mine in March 2019, and the Additional Royalty and Bonus Royalty on Hope Bay in August 2019, all of which contributed full quarters of royalty and stream income subsequent to their acquisitions;

•	The acquisition of the Kinross Portfolio in December 2019 provided royalty revenue of $0.7 million from the Omolon mine;

•	A number of underlying mines on which the Company has a Royalty or Stream interest have continued to ramp up or began production over the past years, including the La Colorada mine, the Florida Canyon mine, the Moss mine, the El Mochito mine, the Silvertip mine and the Moose River gold mine;

•	Net income being reduced by $0.4 million related to the initial listing costs for the NYSE American and TSX during the three months ended June 30, 2019; and

•	The Company recognized $1.2 million and $0.9 million in finance expense during the three months ended June 30, 2018 and September 30, 2018, respectively, due to the acceleration of the accretion expense from the early repayment of the US$20.0 million CEF Facility on July 31, 2018.

Change in Total Assets

Total assets increased by $68.0 million from September 30, 2019 to December 31, 2019 primarily resulting from the acquisition of the Kinross Portfolio, which was financed by the issuance of common shares of the Company, cash flow from operations and borrowing an additional US$18.0 million from the Revolving Facility. The net increase in total assets from the acquisition of the Kinross Portfolio was partially offset by impairment of the Company’s royalty interest on the Amulsar mine and depletion of the Company’s royalty, stream and other interests.

Total assets increased by $57.3 million from June 30, 2019 to September 30, 2019 primarily resulting from the acquisition of the Additional Royalty and Bonus Royalty on the Hope Bay mine and the acquisition of common shares in conjunction with the royalty acquisition.

Total assets decreased by $10.6 million from March 31, 2019 to June 30, 2019 primarily resulting from the depreciation of the Company’s U.S dollar functional currency against the Canadian dollar reporting currency, partial repayment of outstanding amounts under the Revolving Facility using operating cash flow and depletion of the Company’s royalty, stream and other interests.

Total assets increased by $1.1 million from December 31, 2018 to March 31, 2019 primarily resulting from the purchase of the El Mochito Stream for $10.3 million, which was funded by $4.2 million from the Company’s available cash and drawing down $6.0 million (US$4.5 million) under the Revolving Facility. The net increase in total assets from the purchase of the silver stream was partially offset by depletion of the Company’s royalty, stream and other interests and a reduction of the fair value of the Company’s investments.

Total assets increased by $26.6 million from September 30, 2018 to December 31, 2018 primarily resulting from the acquisition of the silver Stream on Northern Vertex’s Moss mine, which was funded by cash on hand and drawing down on the Revolving Facility.

Total assets decreased by $20.3 million from June 30, 2018 to September 30, 2018 primarily resulting from the Company using operating cash flow and the cash received from the right of first refusals that were exercised as part of the acquisition of the Newmont Portfolio to repay the CEF Facility.

Total assets increased by $128.4 million from March 31, 2018 to June 30, 2018 primarily resulting from the acquisition of the Newmont Portfolio, which was financed by the issuance of common shares, warrants and cash from borrowing an additional US$10.0 million from the CEF Facility, partially offset by depletion expense.

Non-IFRS and Other Measures

The Company has included, throughout this document, certain performance measures, including (i) adjusted net income and adjusted basic earnings per share, (ii) Average realized gold price per Total Attributable Gold Equivalent ounce sold, (iii) Average cash cost per Total Attributable Gold Equivalent ounce sold, (iv) cash operating margin, and (v) operating cash flows excluding changes in non-cash working capital. The presentation of these non-IFRS and other measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS and other measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

i.	Adjusted net income and adjusted basic earnings per share are calculated by excluding the effects of other income/expenses, impairment charges, gains/(losses) on sale of royalty and streams and unusual non-recurring items. The Company believes that in addition to measures prepared in accordance with IFRS, certain investors use this information to evaluate the results of the underlying business of the Company. Management believes that these are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results.

The table below provides a reconciliation of the adjusted net (loss) income and adjusted earnings per share:

	Three months ended December 31, 2019	Three months ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2018
Net (loss) income	$(14,925)	$1,145	$(10,178)	$2,711
Royalty interest impairment	18,896	-	18,896	-
Other expense (income)	11	(451)	138	(333)
Acceleration of accretion on loan facility	-	-	-	1,102
Initial listing costs – NYSE American and TSX	-	-	372	-
Adjusted net income	$3,982	$694	$9,228	$3,480
Divided by:
Basic weighted average number of common shares	109,654,174	107,715,646	108,363,047	92,784,376
Equals:
Adjusted basic earnings per share	$0.04	$0.01	$0.09	$0.04

ii.	Average realized gold price per Total Attributable Gold Equivalent ounce sold is calculated by dividing the Company’s total revenue by the Total Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per Total Attributable Gold Equivalent ounce sold as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other royalty and streaming companies in the precious metals mining industry that present results on a similar basis. The table below provides a reconciliation of average realized price per Total Attributable Gold Equivalent ounce sold:

	Three months ended December 31, 2019	Three months ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2018
Total revenue	$13,878	$9,003	$44,732	$34,051

Divided by:
Total Attributable Gold Equivalent ounces sold[1]	7,096	5,650	24,021	20,886
Equals:
Average realized gold price per Total Attributable Gold Equivalent ounce sold	$1,956	$1,593	$1,862	$1,630

iii.	Average cash cost per Total Attributable Gold Equivalent ounce sold is calculated by dividing the Company’s cost of sales, excluding depletion, by the Total Attributable Gold Equivalent ounces sold. The Company presents average cash cost per Total Attributable Gold Equivalent ounce sold as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other royalty and streaming companies in the precious metals mining industry who present results on a similar basis. The table below provides a reconciliation of average cash cost on a per Total Attributable Gold Equivalent ounce sold basis:

	Three months ended December 31, 2019	Three months ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2018
Cash cost of sales is comprised of:
Cost of sales, excluding depletion	$1,606	$928	$5,211	$3,382
Divided by:
Total Attributable Gold Equivalent ounces sold	7,096	5,650	24,021	20,886
Equals:
Average cash cost per Total Attributable Gold Equivalent ounce sold	$226	$164	$217	$162

iv.	Cash operating margin is calculated by subtracting the average cash cost per Attributable Gold Equivalent ounce sold from the average realized gold price per Attributable Gold Equivalent ounce sold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other royalty and streaming companies in the precious metals mining industry that present results on a similar basis.

v.	The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by operating activities.

Liquidity and Capital Resources

As at December 31, 2019, the Company had cash and cash equivalents of $6.3 million (December 31, 2018: $6.8 million) and working capital of $25.9 million (December 31, 2018: $11.3 million). As at December 31, 2019, the Company had US$51.0 million available under its Revolving Facility. Subsequent to December 31, 2019, the Company repaid US$13.0 million and has US$64.0 million available under its Revolving Facility.

Cash flow from operations

For the year ended December 31, 2019, cash flow from operations was $27.7 million, compared with $22.8 million for the year ended December 31, 2018, with the increase primarily attributable to the Company’s growing portfolio of cash flowing Royalties and Streams, as previously discussed in more detail.

1 The Company’s royalty revenue and silver sales are converted to an Attributable Gold Equivalent ounce basis by dividing the royalty revenue plus silver sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. Total Attributable Gold Equivalent ounces sold includes the Attributable Gold Equivalent ounces from the Company’s royalty revenue and silver sales plus the gold ounces sold from the Company’s gold Streams.

Cash flow used in investing activities

During the year ended December 31, 2019, the Company had net cash outflows from investing activities of $100.6 million primarily from the cash portion of the consideration for the Kinross Portfolio and the purchase of the Additional Royalty and Bonus Royalty on Hope Bay mine and the El Mochito Stream. During the year ended December 31, 2018, the Company had net cash outflows from investing activities of $27.9 million, which was primarily the result of the cash consideration paid for the Newmont Portfolio and the silver Stream on Northern Vertex’s Moss mine and acquisition of investments. Cash outflows were partially offset by the cash received from the exercise of the ROFRs as part of the Newmont Portfolio acquisition of $22.4 million and the $4.2 million in proceeds from the sale of equity investments.

Cash flow from financing activities

During the year ended December 31, 2019, the Company had net cash inflows from financing activities of $73.2 million, which was primarily the result of drawdowns on the Revolving Facility to fund or partially fund the cash consideration paid for the acquisition of the Kinross Portfolio, the Additional Royalty and Bonus Royalty on the Hope Bay mine and the the El Mochito Stream. The cash inflows were partially offset by repayment of the Company’s Revolving Facility and financing costs associated with amending the Company’s Revolving Facility agreement. During the year ended December 31, 2018, the Company had net cash inflows from financing activities of $1.7 million, which was the result of drawdowns from the Company’s loan facilities and proceeds received from the exercise of stock options. The cash inflows were offset by repayment of the CEF Facility of US$20.0 million, financing costs incurred for establishing the Revolving Facility and interest paid on the loan facilities.

Liquidity

We believe that our current financial resources and funds generated from operations will be adequate to cover anticipated expenditures for general and administrative costs and anticipated minimal capital expenditures for the foreseeable future. Our long-term capital requirements are primarily affected by our ongoing acquisition activities.

The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant Royalties or Streams, we may seek additional debt or equity financing as necessary.

Purchase Commitments:

In connection with its Streams, the Company has committed to purchase the following:

	Percent of life of mine production		Per ounce cash payment: Lesser of amount below and the then prevailing market price (unless otherwise noted)
Gold Stream interests
La Colorada	100%		US$650
La Bolsa	5%		US$450

Silver Stream interests
Moss	100	%(1)	20% of silver spot price
El Mochito	22.5	%(2)	25% of silver spot price

(1)	After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.
(2)	If 3.0 million ounces are delivered to Maverix prior to April 1, 2022, Maverix’s silver purchase entitlement will be 20% of life of mine silver production.

In connection with the acquisition of the Silvertip Royalty, the Company may issue an additional 1,400,000 common shares of the Company when the Silvertip mine achieves commercial production and a cumulative throughput of 400,000 tonnes of ore through the processing plant.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Related Party Transactions

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Year ended December 31, 2019	Year ended December 31, 2018
Compensation and benefits	$3,243	$1,624
Share-based compensation	1,955	423
Total compensation	$5,198	$2,047

During the years ended December 31, 2019 and 2018, the Company purchased $3.2 million and $3.3 million of refined gold from Pan American at a price of US$650 per ounce purchased under its La Colorada gold Stream agreement. As a consequence of its shareholding, Pan American is deemed to have a significant influence over the Company.

Critical Accounting Estimates and Judgements

The preparation of Consolidated Financial Statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the Consolidated Financial Statements.

The Company’s significant accounting policies and estimates are disclosed in Notes 2, 3 and 4 of the Consolidated Financial Statements.

New Significant Accounting Policies

The Company adopted IFRS 16, Leases (“IFRS 16”) and IFRS Interpretations Committee Interpretation 23, Uncertainty over Income Tax Treatments, (“IFRIC 23”) effective January 1, 2019.

IFRS 16 – Overview of the changes

The Company adopted IFRS 16 on January 1, 2019, in accordance with the transitional provisions of the standard, applying the modified retrospective approach.

At the inception of a contract, the new leasing standard requires the lessee to assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the lessee has the right to obtain substantially all of the economic benefits during the term of the arrangement and has the right to direct the use of the asset. If a lease is identified, the new standard eliminates the classification of leases as either operating or finance leases, and all leases that have a term of at least 12 months and are not of a low-value will be recorded on the Company’s balance sheet.

The Company completed an assessment of the new standard. The process included a review of all lease and service contracts, to determine if it has the right to control the use of an identified asset for a period of time in exchange for consideration. Based on the analysis, the only contract to which the Company applied the new standard related to the lease for the use of the Company’s office premises. As a result of adopting the new standard, the Company recognized a right-of-use asset of $0.4 million within deferred financing costs and other. The right-of-use asset was measured at an amount equal to the lease liability on adoption.

The following is the significant accounting policy that has been amended as a result of the adoption of IFRS 16.

Leases

At inception of a contract, an assessment is made to whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date of a lease, a right-of-use asset and a lease liability are recognized. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, less any lease incentives received. A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The lease obligation is measured at amortized cost using the effective interest method and re-measured if there is a change in future lease payments.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. An assessment is made at the end of each reporting period if there is an indication the carrying value of the right-of-use asset is not recoverable.

IFRIC 23

The Company adopted IFRIC 23 on January 1, 2019, with retrospective application in accordance with the standard. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatment under IAS 12, Income Taxes. The adoption of IFRIC 23 did not result in any adjustments to the Company’s financial results or disclosures.

Financial Instruments

The Company has exposure to a variety of financial risks from its use of financial instruments. This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

Capital Risk Management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. At December 31, 2019, the capital structure of the Company consists of $313.9 million (December 31, 2018: $273.1 million) of total equity, comprising share capital, reserves, accumulated other comprehensive (loss) income, and deficit, and $89.6 million (December 31, 2018: $16.8 million) drawn under the Company’s Revolving Facility. The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the Revolving Facility. The Company is in compliance with its debt covenants as at December 31, 2019.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, accounts receivable and ROFR receivable in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable and ROFR receivable balances. The Company’s accounts receivable and ROFR receivable are subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty portfolio.

Currency Risk

Financial instruments that affect the Company’s net income due to currency fluctuations include cash and cash equivalents, accounts receivable, investments, trade payables and other denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at December 31, 2019, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the US dollar would increase (decrease) net (loss) income by $0.2 million and other comprehensive (loss) income by $0.9 million, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company considers anticipated cash flows from operations and its holding of cash and cash equivalents. As at December 31, 2019, the Company had cash and cash equivalents of $6.3 million (December 31, 2018: $6.8 million) and working capital of $25.9 million (December 31, 2018: $11.3 million). In addition, at December 31, 2019 the Company had US$51.0 million available under its Revolving Facility. Subsequent to December 31, 2019, the Company collected ROFR proceeds of US$12.0 million and repaid US$13.0 million of the Revolving Facility, leaving US$64.0 million available under the Revolving Facility.

Other Risks

The Company also holds common shares of other companies with a combined fair market value as at December 31, 2019 of $9.1 million (December 31, 2018: $5.8 million). The daily exchange traded volume of these shares may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. Based on the Company’s investments held as at December 31, 2019, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive (loss) income by $0.9 million.

Outstanding Share Data

As at March 4, 2020, the Company had 119,757,239 outstanding common shares, 3,655,369 outstanding share purchase options outstanding with a weighted average exercise price of $3.41 and 18,250,000 outstanding share purchase warrants with a weighted average exercise price of US$2.41.

Risks and Uncertainties

At the present time, the Company does not hold any direct ownership interest in a mining property in production. The Company’s viability and potential successes lie in its ability to generate revenue out of mineral deposits held by other companies. Revenues, profitability and cash flow from any future operations involving the Company will be influenced by precious and/or base metal prices and by the relationship of such prices to the costs of acquiring Royalties or Streams and the ongoing payment obligations under the Company’s Stream interests. Such prices have fluctuated widely and are affected by numerous factors beyond the Company’s control.

An investment in the Company’s securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in the Company’s most recent Annual Information Form. If any such described risks occur, or if others occur, the Company’s business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investments.

There are important risks which management believes could impact the Company’s business. For additional information on risk and uncertainties, please refer to the section “Risk Factors” contained in the Company’s Annual Information Form available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Maverix Has No Control Over Mining Operations

Maverix is not directly involved in the operation of mines. The revenue Maverix may derive from its portfolio of Royalty and Stream assets is based on production from third party mine owners and operators. Maverix will enter into precious metal purchase agreements to purchase a certain percentage of precious metals or other metals produced by certain mines and operations and Maverix expects to receive payments under Royalty agreements from certain mines and operations, however, Maverix will not have a direct interest in the operation or ownership of those mines and projects. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-paying properties. The interests of third party owners and operators and those of Maverix in respect of a relevant project or property may not always be aligned. The inability of Maverix to control the operations for the properties in which it has a Royalty, Stream or other interest may result in a material adverse effect on the profitability of Maverix, the results of operations of Maverix and its financial condition. Except in a limited set of circumstances as specified in a specific Stream or Royalty, Maverix will not receive compensation if a specific mine or operation fails to achieve or maintain production or if the specific mine or operation is closed or discontinued. In addition, mining operations in respect of which Maverix holds an indirect interest may not commence commercial production and there can be no assurance that such mines or project will achieve profitable and continued production levels. In addition, the owners or operators may take action contrary to policies or objectives of Maverix; be unable or unwilling to fulfill their obligations under their agreements with Maverix; have difficulty obtaining or be unable to obtain the financing necessary to move projects forward; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to perform its obligations under arrangements with Maverix. Maverix is also subject to the risk that a specific mine or project may be put on care and maintenance or have its operations suspended, on both a temporary or permanent basis.

The owners or operators of the projects or properties in which Maverix holds an interest may from time to time announce transactions, including the sale or transfer of the projects or of the operator itself, over which Maverix has little or no control. If such transactions are completed it may result in a new operator controlling the project, who may or may not operate the project in a similar manner to the current operator which may positively or negatively impact Maverix. If any such transaction is announced, there is no certainty that such transaction will be completed, or completed as announced, and any consequences of such non-completion on Maverix may be difficult or impossible to predict.

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), have evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in the rules of the U.S. Securities Exchange Commission and Canadian Securities Administrators. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2019, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Controls Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•	providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•	providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2019, the Company’s internal control over financial reporting is effective and no material weaknesses were identified.

There were no changes in internal controls of the Company during the year ended December 31, 2019 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting or disclosure controls and procedures.

Limitation of Controls and Procedures

The Company’s management, including its CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Forward-Looking Statements and Technical Information

This Management’s Discussion and Analysis (“MD&A”) contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the Company's financial guidance, outlook, proposed plans for acquiring additional royalty, stream or other interests and the potential of such royalty, stream or other interests to provide returns and the completion of mine expansion under construction phases at the mines or properties that the Company holds an interest in.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees , other related risks and uncertainties and those factors included under the heading "Risk Factors" in the Company's Annual Information Form available at www.sedar.com and www.sec.gov. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Doug Ward, B.Sc., Mining Engineering, MMSA, Vice President Technical Services for Maverix and a qualified person as defined under NI 43-101 has reviewed and approved the written scientific and technical disclosure contained in this document.